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                             June 18, 2024

       Joel Riddle
       Chief Executive Officer
       Tamboran Resources Corporation
       Suite 01, Level 39, Tower One, International Towers Sydney
       100 Barangaroo Avenue, Barangaroo NSW 2000

                                                        Re: Tamboran Resources
Corporation
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed June 17, 2024
                                                            File No. 333-279119

       Dear Joel Riddle:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 13, 2024 letter.

       Amendment No. 2 to Registration Statement on Form S-1

       Capitalization, page 66

   1. We note your response to prior comments 1 and 2. However, we note you have not fully addressed the issues,
thus the comments are reissued. Please address the following issues:

                                                              Revise your
presentation to include parentheses around the amounts for Accumulated deficit and
Accumulated other comprehensive loss in the    Actual    and    As adjusted
                                                            columns.

                                                              You state that
you issued the Convertible Note to H&P in the amount of $9,390,500 in exchange and
satisfaction of mobilization expenses incurred and did not receive any cash proceeds
from the issuance of the Convertible Note. Considering the
                                                            Convertible Note
was issued for mobilization expenses incurred, tell us how you
 Joel Riddle
Tamboran Resources Corporation
June 18, 2024
Page 2
           reflected these expenses in the accumulated deficit in the capitalization table. Please revise or advise

             We note you intend to issue $7.5 million in shares of Tamboran   s
common stock to
           Daly Waters Energy L.P in satisfaction of certain joint venture related expenses under a joint venture agreement, and you will not receive any proceeds. Please clarify how you reflected the joint venture related expenses in the accumulated deficit in the capitalization table. Please revise or advise.

             To enhance an investor   s understanding, please revise your
capitalization table to
           include a column reflecting the issuance and conversion of the Convertible Note into
           460,318 shares of common stock and issuance of $7.5 million in shares to Daly
           Waters Energy L.P along with footnotes describing the impact of the transactions.
Dilution, page 67

2. We note you will not receive any cash proceeds from the Daly Waters Placement relating to your joint venture related expenses or upon conversion of the Convertible Note relating to mobilization and related expenses incurred. It appears the shares issued in these two transactions as a result of expenses incurred should not have an impact on the "as adjusted net tangible book value." Please revise your as adjusted net tangible book value and the as adjusted net tangible book value per share as of March 31, 2024 and the related dilution disclosures as appropriate, or explain to us why no revisions are required.
3. Please disclose the details of the transactions relating to the conversion of the Convertible
      Note issued to H&P and issuance of shares in the Daly Waters Placement. In addition, disclose the impact of these share issuances on the adjusted net tangible book value.
       Please contact Myra Moosariparambil at 202-551-3796 or Raj Rajan at 202-551-3388 if
you have questions regarding comments on the financial statements and related matters. You may contact Sandra Wall at 202-551-4727 or John Hodgin at 202-551-3699 with questions about engineering comments. Please contact Cheryl Brown at 202-551-3905 or Liz Packebusch at 202-
551-8749 with any other questions.



                                                             Sincerely,
FirstName LastNameJoel Riddle
                                                             Division of
Corporation Finance
Comapany NameTamboran Resources Corporation
                                                             Office of Energy &
Transportation
June 18, 2024 Page 2
cc:       Michael Chambers, Esq.
FirstName LastName